Timothy H. Simons
1400 Monte Drive
Mandan, North Dakota
58554

Nacel Energy Corporation
Attention: Board of Directors
600 17th Street, Suite 2800S
Denver, Colorado
80202

22 April 2011

Dear Mr. Mark Schaftlein and Mr. Muray Fleming:

I, Timothy H. Simons, Member of the Board of Directors of Nacel Energy Corporation, herewith resign my position on the Board, effective immediately. I do so with the intent to wish you well, but considering my age I wish to retire. If the immediacy of this decision precipitates transition problems, I am willing to remain on the board for a reasonable length of time until a suitable replacement can be elected.

Sincerely,

Timothy H. Simons